Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of April, 2012

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Minutes of the Annual and Extraordinary Shareholders’ Meeting held on April 11, 2012

ULTRAPAR PARTICIPAÇÕES S.A.

CNPJ nº 33.256.439/0001 - 39	NIRE 35.300.109.724

Minutes of the Annual and Extraordinary Shareholders’ Meeting held on April 11th, 2012

Date, Time and Location:
April 11th, 2012, at 2:00 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1343 – 9th floor, in the City and State of São Paulo.

Attendance:
Attendance: (i) shareholders representing 71.1% of the social capital; (ii) the Chairman of the Board of Directors of the Company; (iii) the Chief Executive Officer of the Company; (iv) the Chief Financial and Investor Relations Officer of the Company; (v) members of the Fiscal Council of the Company; (vi) Mr. Anselmo Neves Macedo, registered under CRC nr 1SP160482/O-6 representing KPMG Auditores Independentes, independent audit firm of the Company; and (vii) Mr. Luiz Paulo César Silveira, representing Apsis Consultoria Empresarial Ltda., registered under CNPJ/MF nr 27.281.922/0001-70, and CREA/RJ nr 82.2.00620-1, with headquarters at Rua São José, nr 90, group 1,802, downtown, in the City and State of Rio de Janeiro (“Apsis”).

Publications:
Call Notice: Published in the newspaper “Diário Oficial do Estado de São Paulo” (official gazette of the State of São Paulo) on March 13th, 14th and 15th, 2012 and in the newspaper “Valor Econômico” on March 12th, 14th and 15th, 2012.

Notice to Shareholders: Waived, pursuant to the publication of the documents referred to in Article 133 of the Brazilian Corporate Law, in

(Minutes of the Annual and Extraordinary Shareholders’ Meeting held on April 11th, 2012)

the newspapers “Diário Oficial do Estado de São Paulo” on February 17th, 2012, pages 9 to 22 of the section “Empresas”, and “Valor Econômico” on February 17th, 2012, in a special section, pages 1 to 16.

Chairman and Secretary of the Meeting:
Chairman – Marcelo Fernandez Trindade.
Secretary – Sandra López Gorbe.

Order of the day:
In accordance with the published Call Notice.

Discussed and approved matters:

1. Approval of the minutes of this Meeting to be written out as a summary, pursuant to Article 130, first paragraph of the Brazilian Corporate Law, and authorization of the publication of the minutes omitting signatures, pursuant to paragraph 3 of the same article.

At the Annual Shareholders’ Meeting:

2. Approval, without amendments or qualifications, by 96.2% of the shareholders present, with the abstention of those legally restricted, of the report and accounts of the management of the Company, the financial statements and notes to the financial statements, as well as the report from the independent auditors referring to the year ended on December 31st, 2011.

3. Approval, without amendments or qualifications, by 99.8% of the shareholders present, of the destination of net earnings for the fiscal year ended on December 31st, 2011, in the amount of R$ 848,764,049.69 (eight hundred forty-eight million, seven hundred sixty-four thousand, forty-nine Reais and sixty–nine cents), as follows:

(Minutes of the Annual and Extraordinary Shareholders’ Meeting held on April 11th, 2012)

a)	R$ 42,438,202.48 (forty-two million, four hundred thirty-eight thousand, two hundred and two Reais and forty-eight cents) will be allocated to legal reserves;

b)	R$ 280,923,456.01 (two hundred eighty million, nine hundred twenty-three thousand, four hundred fifty-six Reais and one cent) will be allocated to statutory investment reserve; and

c)
R$ 525,402,391.20 (five hundred twenty-five million, four hundred and two thousand, three hundred ninety-one Reais and twenty cents) will be allocated to the payment of dividends to shareholders, of which R$ 251,949,346.80 (two hundred fifty-one million, nine hundred forty-nine thousand, three hundred forty-six and eighty cents) were paid as interim dividends, as approved by the Board of Directors of the Company on August 10th, 2011. Additionally, as approved by the Board of Directors of the Company in February 15th, 2012, the remaining balance of the dividends approved herein for the fiscal year ended on December 31st, 2011, in the amount of R$ 273,453,044.40 (two hundred seventy-three million, four hundred fifty-three thousand, forty-four Reais and forty cents) was paid to shareholders from March 2nd, 2012 onwards. Therefore, total dividends distributed from earnings of the fiscal year ended on December 31st, 2011 are equivalent to a dividend per common share of R$ 0.98 (ninety-eight cents).

4. Approval, without amendments or qualifications, by 99.1% of the shareholders present, of a maximum global annual limit for the Management compensation of R$ 29,800,000.00 (twenty-nine million, eight hundred thousand Reais), pursuant to the terms and composition of the proposal presented and approved by this Meeting, maintained the current proportion among the Directors.

(Minutes of the Annual and Extraordinary Shareholders’ Meeting held on April 11th, 2012)

5. Approval of the election, by 99.7% of the shareholders present, of the persons listed below as effective and alternate members of the Fiscal Council, with mandate up to the Annual Shareholders’ Meeting to be held in 2013 that will examine the documents referred to in Article 133 of the Brazilian Corporate Law, related to the current fiscal year:

As effective members:

•
Flavio César Maia Luz, Brazilian, married, engineer, registered under CPF/MF nr 636.622.138-34, resident and domiciled at Alameda Canadá, 162, Alphaville 2, in the City of Barueri , in the State of São Paulo;

•
Mario Probst, Brazilian, married, accountant and business administrator, registered under CPF/MF nr 029.415.318-74, resident and domiciled at Rua Robélia, 614, Jardim Prudência, in the City and State of São Paulo; and

•
Luiz Oswaldo Santiago Moreira de Souza, Brazilian, legally separated, bank employee, registered under CPF/MF nr 014.831.963-72, resident and domiciled at SQS 303, Bloco I, apto 307, Asa Sul, in the City of Brasília, Distrito Federal.

As alternate members:

•	Márcio Augustus Ribeiro, Brazilian, married, engineer, registered under CPF/MF nr 006.211.088-80, resident and domiciled at Alameda Canadá, 43, in the City of Vinhedo, and in the State of São Paulo;

•	Pedro Ozires Predeus, Brazilian, married, accountant, registered under CPF/MF nr 005.474.508-00, resident and

(Minutes of the Annual and Extraordinary Shareholders’ Meeting held on April 11th, 2012)

domiciled at Rua Marechal Hastimphilo de Moura, 338-C, apto 23-B, in the City and State of São Paulo; and

•
Sérgio Paulo Silva, Brazilian, married, bank employee, registered under CPF/MF nr 011.664.506-78, resident and domiciled at Rua Gonçalves Dias, 2283, apto 1701, in the City of Belo Horizonte, and in the State of Minas Gerais.

6. Approval, without amendments or qualifications, by 99.7% of the shareholders present, of the remuneration for the members of the Fiscal Council, provided that the one designated as president of the Fiscal Council will be entitled to receive a monthly compensation of R$ 12,610.00 (twelve thousand, six hundred and ten Reais) and other effective members to receive a monthly compensation of R$ 11,731.00 (eleven thousand, seven hundred thirty-one Reais).

At the Extraordinary Shareholders’ Meeting:

7. Ratification, by 99.8% of the shareholders present, in accordance with the terms of the first paragraph of Article 256 of the Brazilian Corporate Law, of the acquisition of the total number of shares issued by Repsol Gás Brasil S.A. (“Repsol”), currently named Distribuidora de Gás LP Azul S.A., by Companhia Ultragaz S.A., a company indirectly controlled by the Company (“Acquisition”), as well as of all the acts taken by the management of the Company necessary for the conclusion and implementation of the Acquisition. It is hereby clarified that the appraisal report of the net equity at market prices of Repsol, pursuant to item II, (b) of Article 256 of the Brazilian Corporate Law, prepared by Apsis, as well as other documents relative to the ratification of the Acquisition, were made available to the shareholders upon the release of the call notice for this Meeting.

(Minutes of the Annual and Extraordinary Shareholders’ Meeting held on April 11th, 2012)

Observations and Closing:

The members of the Fiscal Council, hereby elected, will  assume their offices today upon the signature of the respective deeds of investiture filed at the Company’s headquarters, and previously consulted, have declared that there are no ongoing impediments which would prevent them from exercising their activities in the designated offices, that they do not hold positions in companies which can be considered to be competitors of the Company and that they do not have any conflict of interest with the Company, in accordance with Article 147 of the Brazilian Corporate Law and with the CVM Instruction nr 367/02; and

As there were no further matters to be discussed, the Meeting was finished, and these Meeting minutes were presented, read, approved and duly signed by the shareholders present.

PAULO GUILHERME AGUIAR CUNHA – as a shareholder and Chairman of the Board of Directors of the Company

PEDRO WONGTSCHOWSKI – as Chief Executive Officer

ANDRÉ COVRE – as Chief Financial and Investor Relations Officer

ULTRA S.A. PARTICIPAÇÕES

MONTEIRO ARANHA S.A.

(Minutes of the Annual and Extraordinary Shareholders’ Meeting held on April 11th, 2012)

RENATO OCHMAN, on its own behalf and as proxy of PARTH INVESTMENT COMPANY LLC.

CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI

THE BANK OF NEW YORK MELLON

SPARTA FUNDO DE INVESTIMENTO EM AÇÕES

ABERDEEN CANADA - EMERGING MARKETS FUND; ABERDEEN EMERGING MARKETS FUND; ABERDEEN EMERGING MARKETS INSTITUTIONAL FUND;  ABERDEEN EMERGING MARKETS TELECOM AND INFRASTRUCTURE FUND, INC; ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND;  ACADIAN EMERGING MARKETS EQUITY FUND; ACADIAN EMERGING MARKETS EQUITY II FUND, LLC; ALASKA PERMANENT FUND CORPORATION; AT&T UNION WELFARE BENEFIT TRUST; BELL ATLANTIC MASTER TRUST; BELLSOUTH CORPORATION RFA VEBA TRUST; BELLSOUTH CORPORATION RFA VEBA TRUST FOR NON-REPRESENTABLE EMPLOYEES; BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND; BLACKROCK INSTITUTIONAL TRUST COMPANY, N.A.; BRITISH AIRWAYS PENSION TRUSTEES LIMITED - MAIN A/C; BRITISH AIRWAYS PENSION TRUSTEES LTD. (MPF A/C) BT PENSION SCHEME; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; CENTRAL STATES SOUTHEAST SOUTHWEST AREAS PENSION FUND; CF DV EMERGING MARKETS STOCK INDEX FUND; CIBC EMERGING MARKETS INDEX FUND; CMLA EMERGING MARKETS FUND; CN CANADIAN MASTER TRUST FUND; COLLEGE RETIREMENT EQUITIES FUND;                            COMPASS AGE LLC; COUNTY EMPLOYEES ANNUITY AND BENEFIT FUND OF THE COOK COUNTY; DESJARDINS EMERGING MARKETS FUND; DUNHAM EMERGING MARKETS STOCK FUND; EATON VANCE COLLECTIVE INVESTMENT TRUST FOR EQUITY BENEFIT PLANS - EMERGING MARKETS

(Minutes of the Annual and Extraordinary Shareholders’ Meeting held on April 11th, 2012)

EQUITY FUND; EATON VANCE INTERNATIONAL (IRELAND) FUND PLC ON BEHALF OF EATON VANCE INTERNATIONAL (IRELAND) PPA EMERGING MARKETS EQUITY FUNDS; EATON VANCE PARAMETRIC STRUCTURED EMERGING MARKETS FUND; EATON VANCE PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND; EATON VANCE TRUST CO COMMOM TRUST FUND - PARAMETRIC STRUCTURED EMERGING MARKETS EQUITY COMMOM TRUST FUND; EMERGING MARKETS EQUITY INDEX MASTER FUND; EMERGING MARKETS EQUITY INDEX PLUS FUND; EMERGING MARKETS EQUITY TRUST 3; EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FUND B; EMERGING MARKETS INDEX NON-LENDABLE FUND; EMERGING MARKETS INDEX NON-LENDABLE FUND B; EMERGING MARKETS PLUS SERIES OF BLACKROCK QUANTITATIVE PARTNERS, L.P.; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; EMPLOYEES RETIREMENT PLAN OF BROOKLYN UNION GAS; EMPLOYEES RETIREMENT SYSTEM OF TEXAS; ENHANCED EMERGING MARKETS SERIES OF BLACKROCK QUANTITATIVE PARTNERS, L.P.; FIDELITY CONTRAFUND; FIDELITY CONTRAFUND: FIDELITY ADVISOR NEW INSIGHTS FUND; FIDELITY EMERGING MARKETS FUND; FIDELITY SALEM STREET TRUST: SPARTAN EMERGING MARKETS INDEX FUND; FIDELITY SALEM STREET TRUST: SPARTAN GLOBAL EX U.S. INDEX FUND; FIDELITY INVESTMENT TRUST: FIDELITY SERIES EMERGING MARKETS FUND; FIDELITY INVESTMENT TRUST: FIDELITY TOTAL EMERGING MARKETS FUND; FIDELITY SALEM STREET TRUST: FIDELITY SERIES GLOBAL EX U.S. INDEX FUND; FIREFIGHTERS RETIREMENT SYSTEM; FIRST TRUST / ABERDEEN EMERGING OPPORTUNITY FUND; FLORIDA RETIREMENT SYSTEM TRUST FUND; FORD MOTOR COMPANY DEFINED BENEFIT MASTER TRUST; FUTURE FUND BOARD OF GUARDIANS; GENERAL CONFERENCE CORPORATION OF SEVENTH DAY ADVENTIST; GENESIS EMERGING MARKETS BUSINESS TRUST; GENESIS EMERGING MARKETS FUND FOR CANADA; GENESIS EMERGING MARKETS LTD PARTNERSHIP; GENESIS EMERGING MARKETS VEBA TRUST; GLOBAL ADVANTAGE FUNDS - EMERGING MARKETS HIGH VALUE TEILFONDS; GMAM INVESTMENT FUNDS TRUST; GMO MEAN REVERSION FUND (ONSHORE) A SERIES OF GMO M. P. (ONSHORE), L.P.; GMO REAL RETURN ASSET ALLOCATION FUND, L.P.; GMO TRUST ON BEHALF OF GMO EMERGING COUNTRIES FUND; GOLDMAN SACHS PROFIT SHARING

(Minutes of the Annual and Extraordinary Shareholders’ Meeting held on April 11th, 2012)

MASTER TRUST; GUIDESTONE FUNDS; HALLIBURTON CO EMPLOYEE BENEFIT MASTER TRUST; IBM 401 (K) PLUS PLAN; ILLINOIS STATE BOARD OF INVESTMENT; IMPERIAL EMERGING ECONOMIES POOL; ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO; INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT, AS TRUSTEE FOR THE STAFF RETIREMENT PLAN AND TRUST AND AS TRUSTEE FOR THE RETIREMENT STAFF BENEFITS PLAN AND TRUST; ISHARES MSCI ACWI EX US INDEX FUND; ISHARES MSCI ACWI INDEX FUND; ISHARES MSCI BRAZIL (FREE) INDEX FUND; ISHARES MSCI BRIC INDEX FUND; ISHARES MSCI EMERGING MARKETS INDEX FUND; ISHARES MSCI EMERGING MARKETS MINIMUM VOLATILITY INDEX FUND; JOHN HANCOCK FUNDS II INTERNATIONAL EQUITY INDEX FUND; JOHN HANCOCK VARIABLE INSURANCE TRUST INTERNATIONAL EQUITY INDEX TRUST A; JOHN HANCOCK VARIABLE INSURANCE TRUST INTERNATIONAL EQUITY INDEX TRUST B; MACKENZIE UNIVERSAL EMERGING MARKET CLASS; MARVIN & PALMER FUNDS PLC; MELLON BANK N.A EMPLOYEE BENEFIT COLLECTIVE INVESTMENT FUND PLAN; MFS MERIDIAN FUNDS - LATIN AMERICAN EQUITY FUND; MORGAN STANLEY EMERGING MARKETS FUND, INC; MORGAN STANLEY INSTITUTIONAL FUND, INC., EMERGING MARKETS PORTFOLIO; MORGAN STANLEY INVESTMENT MANAGEMENT EMERGING MARKETS TRUST; MORGAN STANLEY OFFSHORE EMERGING MARKETS FUND; MU ABERDEEN FUND, GEM2 PORTFOLIO; NATIONAL COUNCIL FOR SOCIAL SECURITY FUND; NATIONAL ELEVATOR INDUSTRY PENSION PLAN; NEW ZEALAND SUPERANNUATION FUND; NORTHERN TRUST INVESTIMENT FUNDS PLC; NORTHERN TRUST UCITS COMMON CONTRACTUAL FUND; OMERS ADMINISTRATION CORPORATION; PENSIONDANMARK INVEST F.M.B.A. - EMERGING MARKETS AKTIER; PENSIONSKASSERNES ADMINISTRATION A/S; PICTET - EMERGING MARKETS INDEX; PICTET FUNDS S.A RE: PI(CH)-EMERGING MARKETS TRACKER; PIONEER EMERGING MARKETS FUND; PIONEER EMERGING MARKETS VCT PORTFOLIO; PPL SERVICES CORPORATION MASTER TRUST; PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; PURISIMA TOTAL RETURN FUND; PYRAMIS EMERGING MARKETS EQUITY TRUST; PYRAMIS GLOBAL EX U.S. INDEX FUND LP; PYRAMIS GROUP TRUST FOR

(Minutes of the Annual and Extraordinary Shareholders’ Meeting held on April 11th, 2012)

EMPLOYEE BENEFIT PLANS: PYRAMIS EMERGING MARKETS COMMINGLED POOL; RBS PENSION TRUSTEE LIMITED; SAN DIEGO GAS & ELEC CO NUC FAC DEC TR QUAL; SCHWAB FUNDAMENTAL EMERGING MARKETS INDEX FUND; SSGA ACTIVE EMERGING MARKETS SECURITIES LENDING QP COMMOM TRUST FUND; SSGA EMERGING MARKETS FUND; SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND; STATE OF CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; STATE OF CONNECTICUT RETIREMENT PLANS AND TRUST FUNDS; STATE OF OREGON; STATE OF WISCONSIN INVESTMENT BOARD MASTER TRUST; STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS; STATE STREET EMERGING MARKETS; STICHITING BLUE SKY ACTIVE EQUITY EMERGING MARKETS GLOBAL FUND; STICHTING PHILIPS PENSIOENFONDS; TAIWAN BUSINESS BANK IN IT CAPACITY AS MASTER CUSTODIAN OF ALLIANZ GLOBAL; INVESTORS GLOBAL DIVERSIFIED QUANTITATIVE FUND; TEACHER RETIREMENT SYSTEM OF TEXAS; TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS; THE BARING EMERGING MARKETS UMBRELLA FUND SUB FUND EMERGING OPPORTUNITIES FUND; THE BARING EMERGING MARKETS UMBRELLA FUND, SUB FUND, THE BARING GLOBAL EM MARKETS FUND; THE CALIFORNIA ENDOWMENT; THE EMERGING MARKETS EQUITY INVESTMENTS PORTFOLIO OF CONSULTING GROUP CAPITAL MARKETS FUNDS; THE GENESIS GROUP TRUST FOR EMPLOYEE BENEFIT PLANS; THE GMO EMERGING MARKETS FUND; THE LATIN AMERICAN DISCOVERY FUND, INC.; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR NORTHERN TRUST ALL COUNTRY WORLD EQUITY INVESTABLE INDEX FUND; THE MONETARY AUTHORITY OF SINGAPORE; THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD; THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO; THE UNIVERSAL INSTITUTIONAL FUNDS, INC., EMERGING MARKETS EQUITY PORTFOLIO; THRIVENT PARTNER EMERGING MARKETS PORTFOLIO; THRIVENT PARTNER WORLDWIDE ALLOCATION FUND; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY FUND; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY INDEX FUND; TREASURER OF THE STATE OF NORTH CAROLINA EQUITY INVESTMENT FUND POOLED TRUST; UAW RETIREE MEDICAL BENEFITS TRUST; UPS GROUP TRUST; VANGUARD

(Minutes of the Annual and Extraordinary Shareholders’ Meeting held on April 11th, 2012)

EMERGING MARKETS STOCK INDEX FUND; VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; VARIABLE INSURANCE PRODUCTS FUND IV: EMERGING MARKETS PORTFOLIO; VIRGINIA RETIREMENT SYSTEM; AND WASHINGTON SAVANNAH RIVER COMPANY DEFINED BENEFIT MASTER TRUST

BAPTIST HEALTH SOUTH FLORIDA, INC.; COMMINGLED PENSION TRUST FUND (EMERGING MARKETS EQUITY FOCUSED) OF JPMORGAN CHASE BANK; DEVON COUNTY COUNCIL; EQ ADVISORS TRUST - EQ/GLOBAL MULTI-SECTOR EQUITY PORTFOLIO; FIDELITY ADVISOR SERIES VIII: FIDELITY ADVISOR EMERGING MARKETS FUND; FIDELITY INVESTMENT TRUST: FIDELITY EMERGING MARKETS FUND; GENESIS EMERGING MARKETS FUND LIMITED; JAPAN TRUSTEE SERVICES BANK, LTD AS TRUSTEE FOR THE SUMITOMO TRUST & BANKING CO. LTD AS TRUSTEE FOR MORGAN STANLEY LATIN AMERICA EQUITY FUND (FOR QUALIFIED INSTITUTIONAL INVESTORS ONLY); JPMORGAN EMERGING MARKETS EQUITY FUND; JPMORGAN EMERGING MARKETS INVESTMENT TRUST PLC; MORGAN STANLEY INVESTMENT FUNDS EMERGING MARKETS EQUITY FUND; MORGAN STANLEY INVESTMENT FUNDS LATIN AMERICAN EQUITY FUND; MORLEY INVESTMENT FUNDS ICVC - NORWICH EM EQUITY MOM 1 FUND; NATIONAL WESTMINSTER BANK PLC AS DEPOSITARY FOR JPM EMERGING MARKETS FUND; NORGES BANK; PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEXICO; SBC MASTER PENSION TRUST; STATE SUPER FINANCIAL SERVICES INTERNATIONAL EQUITIES SECTOR TRUST; STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL; UNIVERSITIES SUPERANNUATION SCHEME LTD; VANGUARD INVESTMENT SERIES, PLC; AND VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS

(Minutes of the Annual and Extraordinary Shareholders’ Meeting held on April 11th, 2012)

ASSOCIATION DE BIENFAISANCE ET DE RETRAITE DES POLICIERS ET POLICIERS DE LA VILLE DE MONTREAL; BLACKROCK KOREA LATIN AMERICAN FUND-MASTER; BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION; AND RBC DEXIA INVESTOR SERVICES TRUST AS TRUSTEE FOR THE CANADA POST CORPORATION PENSION PLAN

ABERDEEN GLOBAL - EMERGING MARKETS EQUITY FUND; ABERDEEN GLOBAL - LATIN AMERICAN EQUITY FUND; AND ABERDEEN INVESTMENT FUNDS, ICVC - ABERDEEN EMERGING MARKETS FUND

EDMOND DE ROTHSCHILD LATIN AMERICA; AND UFF EMERGENCE

ASCESE FUNDO DE INVESTIMENTO EM AÇÕES; DYNAMO COUGAR FUNDO DE INVESTIMENTO EM AÇÕES; RAUTA FUNDO DE INVESTIMENTO EM AÇÕES; DYBRA FUNDO DE INVESTIMENTO EM AÇÕES; FPRV DYN UIRAPURU FUNDO DE INVESTIMENTO EM AÇÕES PREVIDENCIÁRIO; DYC FUNDO DE INVESTIMENTO EM AÇÕES; AND DYNAMO BETON FUNDO DE INVESTIMENTO EM AÇÕES

DYNAMO BRASIL I LLC; DYNAMO BRASIL II LLC; DYNAMO BRASIL III LLC; DYNAMO BRASIL V LLC; DYNAMO BRASIL VI LLC; DYNAMO BRASIL VII LLC; DYNAMO BRASIL VIII LLC; DYNAMO BRASIL IX LLC; KEMNAY DYBRA LLC; AND DYNAMO BRASIL XIII LLC

ANSELMO NEVES MACEDO - CRC nr 1SP160482/O-6 - Auditor from KPMG Auditores Independentes

(Minutes of the Annual and Extraordinary Shareholders’ Meeting held on April 11th, 2012)

LUIZ PAULO CÉSAR SILVEIRA - Representative of Apsis Consultoria Empresarial Ltda.

WOLFGANG EBERHARD ROHRBACH – Fiscal Council member

MARIO PROBST – Fiscal Council member

FLAVIO CÉSAR MAIA LUZ – Fiscal Council member

MARCELO FERNANDEZ TRINDADE – Chairman of the Meeting

SANDRA LÓPEZ GORBE – Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2012
ULTRAPAR HOLDINGS INC.
By:	/s/ André Covre
Name:André Covre
Title:Chief Financial and Investor Relations Officer

Minutes of the Annual and Extraordinary Shareholders’ Meeting held on April 11th, 2012.